Filed by Spirit Airlines, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Airlines, Inc.

Commission File No.: 001-35186

Date: February 7, 2021

Below is a communication sent out by Spirit Airlines, Inc. (“Spirit”) to its employees on February 7, 2022:

Q&A for All Spirit Team Members

1. Why are we combining with Frontier Airlines?

•	We consider Frontier a complementary company.

•	We both agree that there’s never been a greater need for competition against the dominant “Big Four” airlines.

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The transaction is centered around creating an aggressive low fare competitor that will better serve Guests, expand career opportunities for our Team Members, and create value for our shareholders. Together, we will democratize air travel even further.

2. What will the combined company be called? Will either Spirit or Frontier maintain their brand?

•	The airline brand will be determined in due course by the combined company Board.

3. Who will lead the combined company?

•	The combined company’s management will be determined in due course.

•	We expect to build out a more robust combined team that reflects the scale, strengths and capabilities of both companies.

•	The CEO of the combined airline will join the holding company’s Board as one of the 12 directors.

4. Where will the combined company be headquartered?

•	The headquarters location of the combined business will be determined in due course.

•	Importantly, we do not anticipate any base closures as a result of this transaction.

5. How did this transaction come about? Who approached whom?

•	Due to the nature of this transaction and the legal requirements that surround it, that information will be included in our legal filings.

6. What is the ownership split going to be with the combined company?

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Upon closing of the transaction, ownership will be fairly evenly distributed, with Frontier stockholders expected to own 51.5% of the combined company and existing Spirit stockholders expected to own 48.5%.

7. How long will it take to “close the transaction?”

•	Transactions like this require regulatory review and involve a lengthy process.

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The merger is expected to close in the second half of 2022, subject to satisfaction of customary closing conditions, including completion of the regulatory review process and approval by Spirit stockholders. Frontier’s controlling stockholder has approved the transaction and related issuance of shares of Frontier common stock upon signing of the merger agreement.

8. What does this transaction mean for me?

•	Team Members of the combined airline will have better career opportunities and more stability as part of a growing competitor in the U.S.

•	Some additional highlights on what this means for you include:

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Together, we expect to change the industry for the benefit of the flying public, bringing more ultra-low fares to more travelers in more destinations, including major markets as well as underserved cities.

•	The stronger financial profile of the combined company will empower it to accelerate investment in innovation and growth and compete against the dominant “Big Four” airlines.

•	We will be even more competitive for our Guests and our Team Members and deliver even more reliable service.

•	We will increase access to ultra-low fares by adding new routes to underserved places around the U.S., Latin America and the Caribbean.

•	Both Spirit and Frontier have large aircraft orders with Airbus, positioning the combined company to deliver more ultra-low fares. With this growth, we need all hands on deck across the company.

•	We do not anticipate any base closures as a result of this transaction.

9. What does this transaction mean for Guests?

•	The rationale for this merger is centered around Guests.

•	The combined airline is expected to: o Deliver $1 Billion in consumer savings.
•	Offer more than 1,000+ daily flights to 145+ destinations in 19 countries, across complementary networks.

•	Expand with more than 350 aircraft on order to deliver more ultra-low fares.

•	Increase access to ultra-low fares by adding new routes to underserved places around the U.S., Latin America and the Caribbean.

•	Deliver even more reliable service.

•	Expand loyalty and membership offerings.

10. Should I be concerned about my job?

•	This combination is all about growth, opportunities and creating value for everyone.

•	The combined airline does not expect to close any bases currently served by Frontier and Spirit as a result of this transaction.

•	Given the growth of the combined company, it is expected that all current Team Members will have an opportunity to be a part of the combined airline.

•	In fact, Spirit and Frontier expect to add 10,000 direct jobs by 2026 and thousands of additional jobs at the companies’ business partners.

11. Will Spirit Team Members be moved around to different locations after the transaction closes?

•	We do not expect sweeping changes to work locations for our Team Members at this time.

•	That said, there are many particulars that need to be worked through between now and close of the transaction, and one of them is better understanding workforce needs geographically.

•	Of course, if any of our Team Members need to change work locations, we would work with all appropriate partners and communicate this with ample heads up.

12. What will the integration process look like? Will there be an integration team, and if so, who will be involved in that decision making?

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We will merge the two airlines into a single carrier once operational integration is complete, and the Frontier and Spirit brands will continue to operate separately until the airline operations are merged under a single operating certificate.

•	The combined company’s management team, branding and headquarters will be determined by a committee led by William A. Franke, Chairman of Frontier’s Board of Directors, prior to close.

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We will share more information on integration planning and expectations as appropriate, but for the time being, it is crucial that we keep ourselves focused on operating business as usual for us until the transaction closes.

13. How will this affect my seniority, compensation, benefits, etc.?

•	Until the transaction closes, it’s business as usual at Spirit.

•	Given the growth of the combined company, it is expected that all current Team Members will have an opportunity to be a part of the combined airline.

•	As always, we will continue our close-working relationship with the unions throughout the entire process.

14. Will my immediate leader change?

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Until the transaction closes, it’s business as usual at Spirit. Your leader will continue to be your main line of support during this transition—please continue to work with them for any questions you may have.

15. Will we still be hiring during this time?

•	Absolutely. Until the transaction closes, it’s business as usual at Spirit. This combination is about growth and continuing to serve our Guests.

•	In fact, by 2026 Spirit and Frontier expect to add 10,000 direct jobs and thousands of additional jobs at the companies’ business partners.

16. Does Frontier share the Spirit culture?

•	We’re a perfect fit – our businesses share similar values, including our longstanding commitment to affordable travel.

17. What about our focus on sustainability?

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We’re both environmentally conscious (check out the presentation on www.evenmoreultralowfares.com). We seek to operate our businesses in a sustainable manner that benefits our Guests, Team Members, investors and local communities.

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The combined airline will be America’s Greenest Airline, with one of the youngest, most modern and fuel-efficient fleets worldwide, featuring the largest fleet of A320neo family aircrafts of any U.S. airline.

•	Together, we will achieve over 105 seat miles per gallon by 2025.

•	Read more from the Spirit Sustainability Report.

18. Will we transition to Frontier’s intranet or tech framework?

•	As we get deeper into the integration workstream, things like IT framework or intranet will certainly be something we look at.

•	Until the transaction closes, it’s business as usual at Spirit.

19. We’ve invested heavily in improving our brand image—how will our brand change?

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We’re extremely proud of everything our team has achieved, particularly throughout the difficult COVID-19 pandemic, and recognize your hard work has put us in this position of strength and given us the ability to pursue this exciting combination.

•	The go-forward brand will be determined in due course.

•	Until the transaction closes, we’ll continue flying under the Spirit brand.

20. Should I expect any changes to our Guest airport experience as a result of this transaction?

•	Until the transaction closes, it will be business as usual at Spirit.

•	There will be no immediate changes to our Guest airport experience as a result of this announcement, and we anticipate the quality of our services will remain post-close.

21. What’s the status of ongoing projects such as Wi-Fi, Self-Bag Drop, etc.?

•	Until the transaction closes, it’s business as usual at Spirit.
•	These projects have shown great success and they’re well-aligned to remain in our shared Ultra-Low Fare business model.

22. Am I able to travel on Frontier flights for free?

•	Until the transaction closes, we will continue to operate as separate and independent companies, so you will not receive any perks from Frontier at this time.
•	Your current non-rev privileges will continue to apply.

23. Where can Guests get more information about the transaction? Who should I go to with questions?

•	You can get more information by visiting www.evenmoreultralowfares.com; your leader can also help answer your questions.

24. What should I do if media or someone from outside the company asks about the deal?

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If someone from the media reaches out with questions about the deal: Please tell them that you would be happy to share their inquiry with the appropriate contact. You can ask for name, publication, and contact information, then email Media Relations at media_relations@spirit.com with the details.

•	If you receive a general inquiry from a Guest: Talking points will be provided and anyone can learn more by visiting EvenMoreUltraLowFares.com.

25. Should I reach out to my counterpart at Frontier to collaborate?

•	Until the transaction closes, we will continue to operate as two separate companies. Please do not reach out to any Frontier Team Members at this time.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Additional Information Will be Filed with the SEC

Frontier Group Holdings, Inc. (“Frontier”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 in connection with the proposed transaction, including a definitive Information Statement/Prospectus of Frontier and a definitive Proxy Statement of Spirit. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/ INFORMATION STATEMENT/ PROSPECTUS/ PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY SPIRIT OR FRONTIER WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FRONTIER, SPIRIT, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Registration Statement and the definitive Information Statement/Proxy Statement/Prospectus and other documents filed with the SEC by Spirit and Frontier through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the information statement and the proxy statement and other documents filed with the SEC by Spirit and Frontier on Spirit’s Investor Relations website at https://ir.spirit.com and on Frontier’s Investor Relations website at https://ir.flyfrontier.com.

Participants in the Solicitation

Spirit and Frontier, and certain of their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the Merger Agreement. Information regarding Spirit’s directors and executive officers is contained in Spirit’s definitive proxy statement, which was filed with the SEC on March 31, 2021. Information regarding Frontier’s directors and executive officers is contained in Frontier’s final prospectus filed with the SEC pursuant to Rule 424(b), which was filed with the SEC on April 2, 2021, and in Frontier’s Current Report on Form 8-K, dated July 16, 2021, as amended.

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this communication, including statements concerning Frontier, Spirit, the proposed transactions and other matters, should be considered forward-looking within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Frontier’s and Spirit’s current expectations and beliefs with respect to certain current and future events and anticipated financial and operating performance. Such forward-looking statements are and will be subject to many risks and uncertainties relating to Frontier’s and Spirit’s operations and business environment that may cause actual results to differ materially from any future results expressed or implied in such forward looking statements. Words such as “may,” “will,” “should,” “could,” “would,”

“expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “predict,” “potential” and other similar expressions are intended to identify forward-looking statements. Additionally, forward-looking statements include, without limitation, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. All forward-looking statements in this Form 8-K are based upon information available to Frontier and Spirit on the date of this Form 8-K. Frontier and Spirit undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances, or otherwise, except as required by applicable law.

Actual results could differ materially from these forward-looking statements due to numerous factors including, without limitation, the following: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement; failure to obtain applicable regulatory or Spirit stockholder approval in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure of the parties to consummate the transaction; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth, or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; demand for the combined company’s services; the growth, change and competitive landscape of the markets in which the combined company participates; expected seasonality trends; diversion of managements’ attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; risks related to investor and rating agency perceptions of each of the parties and their respective business, operations, financial condition and the industry in which they operate; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; that the COVID-19 pandemic will continue to impact the businesses of the companies; ongoing and increase in costs related to IT network security; and other risks and uncertainties set forth from time to time under the sections captioned “Risk Factors” in Frontier’s and Spirit’s reports and other documents filed with the SEC from time to time, including their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.